January 12, 2006


By facsimile to (212) 698-3599 and U.S. Mail


Mr. John M. Engquist
President and Chief Executive Officer
H&E Equipment Services, Inc.
11100 Mead Road, Suite 200
Baton Rouge, LA 70816

Re:	H&E Equipment Services, Inc.
	Pre-effective Amendment 3 to Registration Statement on Form
S-1
	Filed January 5, 2006
File No. 333-128996

Dear Mr. Engquist:

      We reviewed the filing and have the accounting comment below.

Summary Historical and Pro Forma Financial Data, page 8

1. We have reviewed your response to prior comment 1 in our letter dated December 29, 2005. We note your revised disclosures in Note
(5) on pages 10 and 11 identify the items eliminated from your non-
GAAP performance measures, clarify why each item is a necessary element of your costs and ability to generate revenue, and provide a
statement that any measure that excludes each item has material limitations. However, we do not understand why you continue to provide reference to EBITDA and Adjusted EBITDA as a liquidity measure. In this regard, we believe you should delete the sentence that begins, "Also, EBITDA and Adjusted EBITDA should not be considered as a measure of discretionary cash available to us...."
at
the top of page 11 as well as all other references to EBITDA and Adjusted EBITDA as it relates to liquidity or cash flows. In this regard, delete the phrase "cash flow" from this footnote`s penultimate sentence. Your disclosures within Non-GAAP Financial Measures on pages 24 and 25, Note (2) to the Unaudited Pro Forma Condensed Combined Statements of Operations on page 39, and Note
(5)
to your Selected Historical Consolidated Financial Data on page 43 should be revised accordingly.

Closing

	File an amendment to the S-1 in response to the comment. To expedite our review, H&E Equipment Services may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comment.
If
H&E Equipment Services thinks that compliance with the comment is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the response to the comment, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since H&E Equipment Services and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If H&E Equipment Services requests acceleration of the registration statement`s effectiveness, H&E Equipment Services should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve H&E Equipment Services from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* H&E Equipment Services may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that H&E Equipment Services provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Bonnie A. Barsamian, Esq.
	Dechert LLP
	30 Rockefeller Plaza, 23rd Floor
	New York, NY 10112

	Kirk A. Davenport, Esq.
	Dennis Lamont, Esq.
	Latham & Watkins LLP
	885 Third Avenue, Suite 1000
	New York, NY 10022



Mr. John M. Engquist
January 12, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE